FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc

Stock Exchange release

Shell announces 2006 capital investment programme

Royal Dutch Shell announced today a capital investment programme for 2006 of around
$19 billion in support of its strategy of more upstream and profitable downstream. Planned 2006 Upstream investment is around $15 billion, including approximately $2 billion for Exploration and excluding the minority share of Sakhalin. Downstream investment is planned at over $4 billion.

Jeroen van der Veer, Chief Executive for Royal Dutch Shell said, “We have a substantial pipeline of projects for development. The increase in investment will grow and mature our resource base, increase production, build on our strong position in integrated gas and unconventionals and enhance our leading position in the Downstream. Global energy needs depend on the industry's ability to sustain high levels of investment as the search for energy leads us to increasingly challenging and technically demanding environments.”

Highlights of the 2006 programme include:

  $10-$11 billion in Upstream growth projects

  55% of the increase in Upstream investment relative to 2005 targeted to development and ramp up of new projects and increase in exploration.

  20% of the increase in Upstream investment relative to 2005 to the development and redevelopment of existing fields.

Upstream

The 2006 capital investment contributes to bringing on stream facilities that are expected to unlock 13 billion barrel of oil equivalent (boe) of resources by end 2009 and mature 5 billion boe of resources to final investment decision by end 2009.

Major projects at various stages of maturation include:

  Existing oil and material new oil: Salym, Bonga, Ehra, Kashagan, Deimos and Great White

  Integrated gas: Qatar LNG and Pearl GTL, Nigeria LNG, Ormen Lange, and exploration, production and LNG activities in Libya, Sakhalin and Australia.

  Unconventionals: Athabasca Oil Sands expansion.

Development costs for typical major Upstream projects are in the range $4-$8 per boe on a total resource basis (excluding LNG and GTL facilities costs). These metrics and related risks may vary significantly across different geographies, projects and operations.

The majority of the Upstream capital investment, some $10-$11 billion, will be dedicated to growth projects, defined as projects not yet on stream and including Sakhalin and the Athabasca expansion. This includes approximately $2 billion in Gas & Power predominantly in LNG and approximately $2 billion for exploration. The remainder of the $15 billion for Upstream, some $4-5 billion, will be invested in ongoing field development and redevelopment, asset integrity and other activities.

Of the increase in Upstream capital investment in 2006 relative to 2005 approximately 55% is attributed to initiation and/or ramp up in the construction and development phase of new projects and to increased exploration. Some 20% of this increase is for investment in the development and redevelopment of existing Upstream assets. An estimated 25% of the increase is due to price inflation, exchange rates and increase in service costs, such as drilling rig rates.

Downstream

The Downstream continues to focus on operational excellence, integration opportunities between Oil Products and Chemicals and expanding in growth markets for its main lines of business –Manufacturing, Supply and Distribution, Retail, Business to Business, Lubricants and Chemicals. Capital investment is distributed between attractive growth opportunities and clean fuels (combined around $1.7 billion), alternative energy, technology infrastructure opportunities, capitalised turnaround activity and base maintenance of core assets.

Jeroen van der Veer said, “We will continue to exercise strict discipline to prioritise our projects for investment and assure appropriate resources, technology and project management capabilities are applied. We add to our investment in long lived, low decline, high plateau Upstream projects which will profitably contribute to the world energy needs. With strong operational performance and high prices we generate significant cash, enabling high levels of investment in these organic growth opportunities while returning cash to shareholders via dividends and buy backs. We expect to continue with our closed period buy back programme in January and will provide an update on our 2006 buy back programme with the full year results announcement in February.”

The Hague, 13 December 2005

Enquiries:

Media
UK/USA/International: +44 20 7934 2914 / 2713 / 4323 / 3453 / 3277
Netherlands: +31 70 377 8750

Institutional Investors

UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations and crude oil, natural gas and refined products, changes in demand for Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Shell Group's businesses. Neither Royal Dutch Shell plc nor any member of the Shell Group undertakes any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or other information.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources”and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 13 December 2005